

07002535

RECD S.E.C.
MAR 1 2007
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-15204~~ 8-15204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Piper Jaffray & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
800 Nicollet Mall
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy L. Carter **(612) 303-5607**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Timothy L. Carter*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of *Piper Jaffray & Co.*, as of *December 31, 2006*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Accounting Officer

Title

Notary Public



This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piper Jaffray & Co.
Index to Statement of Financial Condition

	Page
Report of Independent Registered Public Accounting Firm	1
Audited Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Piper Jaffray & Co.

We have audited the accompanying consolidated statement of financial condition of Piper Jaffray & Co. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Piper Jaffray & Co. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.



February 28, 2007

Piper Jaffray & Co.
Consolidated Statement of Financial Condition
December 31, 2006

(Amounts in thousands, except share data)

Assets		
Cash and cash equivalents	$	24,157
Cash and cash equivalents segregated for regulatory purposes		25,000
Receivables:		
Customers		47,305
Brokers, dealers and clearing organizations		306,476
Deposits with clearing organizations		30,223
Securities purchased under agreements to resell		139,927
Trading securities owned		695,631
Trading securities owned and pledged as collateral		89,842
Total trading securities owned		785,473
Fixed assets (net of accumulated depreciation and amortization of $47,671)		22,728
Goodwill		231,567
Intangible assets (net of accumulated amortization of $3,333)		1,467
Other receivables		32,059
Other assets		100,874
Total assets	$	1,747,256
Liabilities and Shareholder's Equity		
Payables:		
Customers	$	79,521
Checks and drafts		13,828
Brokers, dealers and clearing organizations		206,869
Securities sold under agreements to repurchase		91,293
Trading securities sold, but not yet purchased		209,956
Accrued compensation		157,318
Other liabilities and accrued expenses		102,209
Total liabilities		860,994
Shareholder's equity:		
Preferred stock, $0.01 par value; 3,000 shares authorized, none issued and outstanding		-
Common stock, $0.01 par value; 1,000 shares authorized, 459 issued and outstanding		-
Additional paid-in capital		659,269
Other comprehensive loss		(953)
Retained earnings		227,946
Total shareholder's equity		886,262
Total liabilities and shareholder's equity	$	1,747,256

See Notes to Consolidated Financial Statements

Note 1 *Background*

Piper Jaffray & Co. (the "Company") is a wholly owned subsidiary of Piper Jaffray Companies ("Parent Company"). The Parent Company is a public holding company incorporated in Delaware and traded on the New York Stock Exchange ("NYSE"). The Company is a self-clearing securities broker dealer and investment banking firm registered under the Securities and Exchange Act of 1934 and is a member of the NYSE. As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites and conducts secondary trading in corporate and municipal securities, acts as a broker of option contracts and provides various other financial services.

As discussed more fully in Note 4, the Company completed the sale of its Private Client Services branch network and certain related assets to UBS Financial Services, Inc., a subsidiary of UBS AG ("UBS"), on August 11, 2006, thereby exiting the Private Client Services ("PCS") business.

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Piper Jaffray & Co. and all other entities in which the Company has a controlling financial interest. All material intercompany accounts and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity ("VIE"), a special-purpose entity ("SPE"), or a qualifying special-purpose entity ("QSPE") under U.S. generally accepted accounting principles.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements," as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interest.

As defined in Financial Accounting Standards Board Interpretation No. 46(R) ("FIN 46(R)"), "Consolidation of Variable Interest Entities," VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. FIN 46(R) states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

SPEs are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," to determine whether or not such SPEs are required to be consolidated. The Company establishes SPEs to securitize fixed rate municipal bonds. Some of which may meet the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon

predetermined criteria. Based upon the guidance in SFAS 140, the Company does not consolidate such QSPEs. The Company accounts for its involvement with such QSPEs under a financial components approach in which the Company recognizes only its retained residual interest in the QSPE. The Company accounts for such retained interests at fair value.

Certain SPEs do not meet the QSPE criteria due to their permitted activities not being sufficiently limited or to control remaining with one of the owners. These SPEs are typically considered VIEs and are reviewed under FIN 46(R) to determine the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18 ("APB 18"), "The Equity Method of Accounting for Investments in Common Stock." If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value.

Use of Estimates

The preparation of the consolidated statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers and clearing organizations on the consolidated statement of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions and is included in other receivables and other liabilities and accrued expenses on the consolidated statement of financial condition.

Customer Transactions

Customer securities transactions are recorded on a settlement date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Fixed Assets

Fixed assets include furniture and equipment, software and leasehold improvements. Depreciation of furniture and equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

Leases

The Company leases its corporate headquarters and other offices under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company's lease agreements generally range up to 10 years. Some of the leases contain renewal options, escalation clauses, rent free holidays and operating cost adjustments.

For leases that contain escalations and rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases in other liabilities and accrued expenses on the consolidated statement of financial condition.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives in other liabilities and accrued expenses on the consolidated statement of financial condition.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill.

Intangible assets with determinable lives consist of software technologies that are amortized on a straight-line basis over three years.

Other Receivables

Other receivables includes management fees receivable, accrued interest and loans made to revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the respective terms of the loans, which generally range up to three years.

Other Assets

Other assets includes investments in partnerships, investments to fund deferred compensation liabilities, prepaid expenses, and net deferred tax assets. In addition, other assets includes 55,440 restricted shares of NYSE Group, Inc. common stock. On March 7, 2006, upon the consummation of the merger of the NYSE and Archipelago Holdings, Inc., NYSE Group, Inc. became the parent company of New York Stock Exchange, LLC (which is the successor to the NYSE) and Archipelago Holdings, Inc. In connection with the merger, the Company received $0.8 million in cash and 157,202 shares of NYSE Group, Inc. common stock in exchange for the two NYSE seats owned by the Company. The Company sold 101,762 shares of NYSE Group, Inc. common stock in a secondary offering during 2006 and the remainder of the shares are subject to restrictions on transfer.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded on the Company's consolidated statement of financial condition at fair value or the contract amount. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Trading securities owned and trading securities sold, but not yet purchased are recorded on a trade date basis and are stated at market or fair value. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. A substantial percentage of the fair values recorded for the Company's trading securities owned and trading securities sold, but not yet purchased are based on observable market prices. The fair values of trading securities for which a quoted market or dealer price is not available are based on management's estimate, using the best information available, of amounts that could be realized under current market conditions. Among the factors considered by management in determining the fair value of these securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments.

The fair value of over-the-counter derivative contracts are valued using valuation models. The model primarily used by the Company is the present value of cash flow model, as most of the Company's derivative products are interest rate swaps. This model requires inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility.

Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the consolidated statement of financial condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers and short-term financing.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized.

Note 3 *Recent Accounting Pronouncements*

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments," ("SFAS 155"), which amends Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities,"("SFAS 133"), and SFAS 140. The provisions of SFAS 155 provide a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation. SFAS 155 also provides clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of SFAS 133. The standard also clarifies that concentration of credit risk in the form of subordination are not embedded derivatives. Lastly, the new standard amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. Management does not believe the adoption of SFAS 155 will have a material effect on the consolidated statement of financial condition of the Company.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets," ("SFAS 156"), which amends SFAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 also requires servicing assets and servicing liabilities to be initially measured at fair value. The statement permits an entity to subsequently measure each class of separately recognized servicing assets and servicing liabilities by either the amortization method or the fair value method. The amortization method allows the servicing asset or liability to be amortized in proportion to and over the period of estimated net service income (loss), and assess the servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting period. Alternatively, an entity may choose the fair value method and measure the servicing asset or servicing liability at fair value at each reporting date and report changes in fair value in earnings in the period the changes occur. SFAS 156 also permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities as long as the available-for-sale securities are identified in some manner as economic hedges of servicing assets and servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS 156 applies to all separately recognized servicing assets and servicing liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006, although early adoption is permitted. The Company adopted the provisions of SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact to the Company's consolidated statement of financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a two-step process to recognize and measure a tax position taken or expected to be taken in a tax return. The first step is recognition, whereby a determination is made

whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure a tax position that meets the recognition threshold to determine the amount of benefit to recognize. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48, however, management currently does not believe the adoption of FIN 48 will have a material effect on the consolidated statement of financial condition of the Company.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires the evaluation of prior year misstatements in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. In the initial year of adoption, the cumulative effect of applying SAB 108, if any, will be recorded as an adjustment to the beginning balance of retained earnings. In subsequent years, previously undetected material misstatements require restatement of the financial statements. The adoption of SAB 108 did not impact the Company's consolidated statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated statement of financial condition.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. In addition, SFAS 158 requires disclosure in the notes to the financial statements of the estimated portion of net actuarial gains or losses, prior service costs or credits and transition assets or obligations in other comprehensive income that will be recognized in net periodic benefit cost over the fiscal year. These requirements are effective for fiscal years ending after December 15, 2006. SFAS 158 also requires employers to measure plan assets and benefit obligations as of the date of its year-end statement of financial position. This requirement is effective for fiscal years ending after December 15, 2008. The Company adopted the measurement provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 did not have a material impact to the Company's consolidated statement of financial condition.

Note 4 *Discontinued Operations*

On August 11, 2006, the Company and UBS completed the sale of the Company's PCS branch network under a previously announced asset purchase agreement. The purchase price under the asset purchase agreement was approximately $750 million, which included $500 million for the branch network and approximately $250 million for the net assets of the branch network, consisting principally of customer margin receivables.

Note 5 *Derivatives*

Derivative contracts are financial instruments such as forwards, futures, swaps or option contracts that derive their value from underlying assets, reference rates, indices or a combination of these factors. A derivative contract generally represents future commitments to purchase or sell financial instruments at specified terms on a specified date or to exchange currency or interest payment streams based on the contract or notional amount. Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations and indexed debt instruments that derive their values or contractually required cash flows from the price of some other security or index.

The Company uses interest rate swaps, interest rate locks, and forward contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. The Company also enters into interest rate swap agreements to manage interest rate exposure associated with holding residual interest securities from its tender option bond program. As of December 31, 2006, the Company was counterparty to notional/contract amounts of $13.2 million of derivative instruments.

The market or fair values related to derivative contract transactions are reported in trading securities owned and trading securities sold, but not yet purchased on the consolidated statement of financial condition. The Company does not utilize "hedge accounting" as described within SFAS No. 133. Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists under a legally enforceable master netting agreement in accordance with FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts."

Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. The net fair value of derivative contracts was approximately $.1 million as of December 31, 2006.

Note 6 *Securitizations*

In connection with its tender option bond program, the Company securitizes highly rated municipal bonds. Each municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. Securitization transactions meeting certain SFAS 140 criteria are treated as sales. If a securitization does not meet the sale-of-asset requirements of SFAS 140, the transaction is recorded as a borrowing.

One securitization transaction was designed such that it did not meet the asset sale requirements of SFAS 140; therefore, the Company has consolidated this trust. As a result, the Company recorded an asset for the underlying bonds of $10.0 million as of December 31, 2006 in trading securities owned and a liability for the certificates sold by the trust for $10.0 million in other liabilities and accrued expenses on the consolidated statement of financial condition.

Note 7 *Variable Interest Entities*

In the normal course of business, the Company regularly creates or transacts with entities that may be VIEs. These entities are either securitization vehicles or investment vehicles.

The Company has investments in and/or acts as the managing partner or member to approximately 12 partnerships and limited liability companies ("LLCs"). These entities were established for the purpose of investing in emerging growth companies. At December 31, 2006, the Company's aggregate net investment in these partnerships and LLCs totaled $4.9 million. The Company's remaining commitment to these partnerships and LLCs was $1.2 million at December 31, 2006.

The Company has identified one LLC described above as a VIE. Furthermore, it was determined that the Company is not the primary beneficiary of this VIE. However, the Company owns a significant variable interest in the VIE. The VIE had assets approximating $9.3 million at December 31, 2006. The Company's exposure to loss from this entity is $1.1 million, which is the value of its capital contribution at December 31, 2006.

Note 8 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2006 included:

(Amounts in thousands)	
Receivable arising from unsettled securities transactions, net	$ 18,233
Deposits paid for securities borrowed	271,028
Receivable from clearing organizations	1,153
Securities failed to deliver	1,674
Other	14,388
Total receivables	$ 306,476

Amounts payable to brokers, dealers and clearing organizations at December 31, 2006 included:

(Amounts in thousands)	
Deposits received for securities loaned	$ 189,214
Payable to clearing organizations	13,054
Securities failed to receive	4,531
Other	70
Total payables	$ 206,869

The Company operates a stock loan conduit business. The business consists of a "matched book" where the Company will borrow a security from an independent party in the securities business and then loan the exact same security to a third party who needs the security. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Note 9 *Receivables from and Payables to Customers*

Amounts receivable from customers at December 31, 2006 included:

(Amounts in thousands)	
Cash accounts	$ 23,271
Margin accounts	24,034
Total receivables	$ 47,305

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated statement of financial condition.

Amounts payable to customers at December 31, 2006 included:

(Amounts in thousands)	
Cash accounts	$ 39,336
Margin accounts	40,185
Total payables	$ 79,521

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 10 *Collateralized Securities Transactions*

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $434.2 million at December 31, 2006, of which $314.3 million has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.

Note 11 *Goodwill and Intangible Assets*

The following table presents the changes in the carrying value of goodwill and intangible assets for the year ended December 31, 2006:

(Amounts in thousands)	Continuing Operations	Discontinued Operations	Consolidated Company
Goodwill			
Balance at December 31, 2005	$ 231,567	$ 85,600	$ 317,167
Goodwill acquired	-	-	-
Goodwill disposed in PCS sale	-	(85,600)	(85,600)
Impairment losses	-	-	-
Balance at December 31, 2006	$ 231,567	$ -	$ 231,567
Intangible assets			
Balance at December 31, 2005	$ 3,067	$ -	$ 3,067
Intangible assets acquired	-	-	-
Amortization of intangible assets	(1,600)	-	(1,600)
Impairment losses	-	-	-
Balance at December 31, 2006	$ 1,467	$ -	$ 1,467

Note 12 *Trading Securities Owned and Trading Securities Sold, but Not Yet Purchased*

At December 31, 2006, trading securities owned and trading securities sold, but not yet purchased were as follows:

(Amounts in thousands)	
Owned:	
Corporate securities:	
Equity securities	$ 7,561
Convertible securities	59,118
Fixed income securities	235,120
Asset-backed securites	158,108
U.S. government securities	10,715
Municipal securities	314,851
	$ 785,473
Sold, but not yet purchased:	
Corporate securities:	
Equity securities	$ 30,302
Convertible securities	2,543
Fixed income securities	16,378
Asset-backed securites	51,001
U.S. government securities	109,719
Municipal securities	5
Other	8
	$ 209,956

At December 31, 2006, trading securities owned in the amount of $89.8 million had been pledged as collateral for the Company's secured borrowings, repurchase agreements and securities loaned activities.

Trading securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition. The Company economically hedges changes in market value of its trading securities owned utilizing trading securities sold, but not yet purchased, interest rate swaps, futures and exchange-traded options.

Note 13 *Fixed Assets*

The following is a summary of fixed assets as of December 31, 2006:

(Amounts in thousands)	
Furniture and equipment	$ 37,148
Leasehold improvements	16,595
Software	15,397
Projects in process	1,259
Total	$ 70,399
Less accumulated depreciation and amortization	47,671
	$ 22,728

Note 14 *Financing*

The Company had uncommitted credit agreements with banks totaling $675 million at December 31, 2006, comprised of $555 million in discretionary secured lines under which no amount was outstanding at December 31, 2006 and $120 million in discretionary unsecured lines under which no amount was outstanding at December 31, 2006. In addition, the Company has established arrangements to obtain financing using as collateral the Company's securities held by its clearing bank and by another broker dealer at the end of each business day. Repurchase agreements and securities loaned to other broker dealers are also used as sources of funding.

On August 15, 2006 the Company utilized proceeds from the sale of the PCS branch network to pay in full its $180 million subordinated loan with U.S. Bancorp.

The Company's short-term financing bears interest at rates based on the federal funds rate. At December 31, 2006 the weighted average interest rate on borrowings was 5.72 percent. At December 31, 2006 no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities.

Note 15 *Contingencies, Commitments and Guarantees*

In the normal course of business, the Company maintains contingency reserves and enters into various commitments and guarantees, the most significant of which are as follows:

Legal Contingencies

The Company has been named as a defendant in various legal proceedings arising primarily from securities brokerage and investment banking activities, including certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. In addition to the Company's established reserves, U.S. Bancorp has agreed to indemnify the Company in an amount up to $17.5 million for certain legal and regulatory matters. Approximately $13.2 million of this amount remained available as of December 31, 2006.

As part of the asset purchase agreement between UBS and the Company for the sale of the PCS branch network, UBS agreed to assume certain liabilities of the PCS business, including certain liabilities and obligations arising from litigation, arbitration, customer complaints and other claims related to the PCS business. In certain cases we have agreed to indemnify UBS for litigation matters after UBS has incurred costs of $6.0 million related to these matters. In addition, we have retained liabilities arising from regulatory matters and certain litigation relating to the PCS business prior to the sale. The amount of loss in excess of the $6.0 million indemnification threshold and for other PCS litigation matters deemed to be probable and reasonably estimable are included in the Company's established reserves.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and after taking into account its established reserves, the U.S. Bancorp indemnity agreement and the assumption by UBS of certain liabilities of the PCS business, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the consolidated financial condition of the Company.

Contractual Commitments

The Company leases office space throughout the United States and in Shanghai, China. The Company's only material lease is for its corporate headquarters located in Minneapolis, Minnesota. Aggregate minimum lease commitments under operating leases as of December 31, 2006 are as follows:

(Amounts in thousands)

2007	$ 12,733
2008	13,893
2009	14,268
2010	13,384
2011	10,635
Thereafter	28,209
	$ 93,122

Total minimum rentals to be received in the future under noncancelable subleases were $13.3 million at December 31, 2006.

Venture Capital Commitments

As of December 31, 2006, the Company had commitments to invest approximately $1.2 million in limited partnerships that make private equity investments. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2007 to 2011.

Other Commitments

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability

under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated statement of financial condition for these arrangements.

Reimbursement Guarantee

The Company has contracted with a major third-party financial institution to act as the liquidity provider for the Company's and an affiliate's tender option bond securitized trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2006 was $251.4 million representing the outstanding amount of all trust certificates at those dates. This exposure to loss is mitigated by the underlying bonds in the trusts, which are either AAA or AA rated. These bonds had a market value of approximately $263.8 million at December 31, 2006. The Company believes the likelihood it will be required to fund the reimbursement agreement obligation under any provision of the arrangement is remote, and accordingly, no liability for such guarantee has been recorded in the accompanying consolidated statement of financial condition.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2006, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Note 16 *Restructuring*

The following table presents a summary of activity with respect to the restructuring-related liabilities included within other liabilities and accrued expense on the consolidated statement of financial condition.

(Amounts in thousands)	**PCS Restructure**
Balance at December 31, 2005	-
Provision charged to operating expense	60,724
Cash outlays	(28,903)
Noncash write-downs	(3,238)
Balance at December 31, 2006	$ 28,583

Note 17 *Employee Benefit Plans*

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a tax-qualified retirement plan with 401(k) and profit-sharing components, a non-qualified retirement plan, a post-retirement benefit plan, and health and welfare plans.

Retirement Plan

The Piper Jaffray Companies Retirement Plan ("Retirement Plan"), which Company employees participate in, has two components: a defined contribution retirement savings plan and a tax-qualified, non-contributory profit-sharing plan. The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of 4 percent of recognized compensation up to the social security taxable wage base. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock.

The tax-qualified, non-contributory profit-sharing component of the Retirement Plan covers substantially all employees. Company profit-sharing contributions are discretionary, subject to some limitations to ensure they qualify as deductions for income tax purposes. Employees are fully vested after five years of service. There was no profit sharing contribution made in 2006. The profit sharing component of the retirement plan was terminated effective January 1, 2007.

Pension and Post-Retirement Medical Plans

Certain employees participate in the Piper Jaffray Companies Non-Qualified Retirement Plan, an unfunded, non-qualified cash balance pension plan. The Company froze the plan effective January 1, 2004, thereby eliminating future benefits related to pay increases and excluding new participants from the plan.

Effective for the year ended December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The adoption of SFAS 158 had no impact on the Company's pension benefit liabilities and an immaterial impact on the Company's post-retirement medical benefit liabilities. SFAS 158 required the Company to recognize the funded status of its pension and post-retirement medical plans in the consolidated statement of financial condition as of December 31, 2006, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Any adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs which were previously netted against each plan's funded status. Actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income in accordance with SFAS 158.

In 2006, the Company paid out amounts under the pension plan that exceeded its service and interest cost. These payouts triggered settlement accounting under Statement of Financial Accounting Standard No.88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88").

All employees of the Company who meet defined age and service requirements are eligible to receive post-retirement health care benefits provided under a post-retirement benefit plan established by the Company in 2004. The estimated cost of these retiree health care benefits is accrued during the employees' active service. In connection with the sale of the Company's PCS branch network, the Company recognized a curtailment gain related to the reduction of post-retirement health plan participants.

Piper Jaffray & Co.
Notes to Consolidated Statement of Financial Condition
December 31, 2006

The Company uses a September 30 measurement date for the pension and post-retirement benefit plans. Financial information on changes in benefit obligation, fair value of plan assets and the funded status of the pension and post-retirement benefit plan as of December 31, 2006, is as follows:

(Amounts in thousands)	Pension Benefits	Post-retirement Medical Benefits
Change in benefit obligation:		
Benefit obligation, at October 1 of prior year	$ 27,550	$ 2,012
Service cost	-	295
Interest cost	1,383	102
Plan participants' contributions	-	64
Net actuarial gain	(172)	(155)
Curtailment gain	-	(1,750)
Settlement gain	(2,170)	-
Benefits paid	(14,774)	(137)
Benefit obligation at September 30	$ 11,817	$ 431
Change in plan assets:		
Fair value of plan assets at October 1 of prior year	$ -	$ -
Actual return on plan assets	-	-
Employer contributions	14,774	74
Plan participants' contributions	-	63
Benefits paid	(14,774)	(137)
Fair value of plan assets at September 30	$ -	$ -
Funded status at September 30	$ (11,817)	$ (431)
Employer fourth quarter contributions	(226)	(27)
Benefits paid in fourth quarter	809	54
Amounts recognized in the consolidated statement of financial condition	$ (11,234)	$ (404)
Components of accumulated other comprehensive income/(loss), net of tax:		
Net actuarial loss	$ 980	$ 41
Prior service credits	-	(58)
Total at December 31, 2006	$ 980	$ (17)

The assumptions used in the measurement of the Company's benefit obligations are as follows:

	Pension Benefits	Post-retirement Benefits
Discount rate used to determine year-end obligation	6.25%	6.25%
Discount rate used to determine fiscal year expense	5.87%	5.87%
Expected long-term rate of return on participant balances	6.50%	N/A
Rate of compensation increase	N/A	N/A

Health care cost trend rate assumed for next year (pre-medicare/post-medicare)	8%/10%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare)	5.0%/5.0%
Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare)	2012/2013

A one-percentage-point change in the assumed health care cost trend rates would not have a material effect on the Company's post-retirement benefit obligations. The pension plan and post-retirement medical plan do not have assets and are not funded. Pension and post-retirement benefit payments, which reflect expected future service, are expected to be paid as follows:

(Amounts in thousands)	Pension Benefits	Post-retirement Benefits
2007	$ 1,007	$ 38
2008	907	36
2009	874	38
2010	852	42
2011	834	50
2012 to 2016	4,266	450
	$ 8,740	$ 654

Health and Welfare Plans

Company employees who meet certain work schedule and service requirements are eligible to participate in the Company's health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.

Note 18 *Stock-Based Compensation and Cash Award Program*

The Parent Company maintains one stock-based compensation plan, the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan ("Long-Term Incentive Plan"). The plan permits the grant of equity awards, including non-qualified stock options and restricted stock, to the Company's employees. In 2004, 2005 and 2006, the Company granted shares of restricted stock and options to purchase Piper Jaffray Companies common stock to the Company's employees.

Note 19 *Net Capital Requirements and Other Regulatory Matters*

As a registered broker dealer and member firm of the NYSE, the Company is subject to the uniform net capital rule of the SEC and the net capital rule of the NYSE. The Company has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under the NYSE rule, the NYSE may prohibit a member firm from

expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and NYSE rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2006, net capital calculated under the SEC rule was $367.1 million, or 395.3 percent of aggregate debit balances; this amount exceeded the minimum net capital required under the SEC rule by $365.3 million.

Note 20 *Income Taxes*

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred tax asset included in other assets on the consolidated statement of financial condition consisted of the following items at December 31, 2006:

(Amounts in thousands)	
Deferred tax assets:	
Liabilities/accruals not currently deductible	$ 17,351
Pension and retirement costs	5,201
Deferred compensation	22,574
Other	3,337
	48,463
Deferred tax liabilities:	
Partnership investments	1,219
Fixed assets	4,672
Other	91
	5,982
Net deferred tax asset	$ 42,481

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectation of future taxable income.

Note 21 *Related Party Transactions*

The Company has significant transactions with the Parent Company and the Parent Company's other subsidiaries. The Company arranges for the purchase or sale of securities, manages investments, markets derivative instruments and structures complex transactions for affiliates. Pursuant to shared services agreements, the Company records a portion of the revenues earned by affiliates in return for services provided to affiliates. Certain operating expenses, along with advances for certain investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. At December 31, 2006, receivables from an affiliate of $22.3 million were included in other assets on the consolidated statement of financial condition, representing the amounts receivable for related party transactions.

END